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rrusso@paulweiss.com

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07028833

December 21, 2007

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2007
WASH, D.C.
209

Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File *No. 82-4248*

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Third Quarter 2007 Report. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this matter.

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

1/2/08

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Doc#: NY7:246490v4

Third Quarter 2007 Report



Key information

Corporate highlights

- Strong net income of CHF 1.5 billion, down 5% for the quarter; up 23% for the year to date; earnings per share of CHF 4.20; book value per share of CHF 92.35
- Excellent return on equity of 18.8% (annualised); shareholders' equity of CHF 32.4 billion
- Return on investments (annualised) of 4.6% for the quarter and a solid 5.3% for the first nine months of 2007
- Property & Casualty reported an excellent performance with a combined ratio of 83.4% for the quarter
- Life & Health delivered a strong operating income increase of 60% for the quarter and is on track for a successful year
- Financial Services year-to-date operating income 13% lower than last year's excellent performance

Financial highlights (unaudited)

For the three months ended 30 September

CHF millions, unless otherwise stated	2006	**2007**	Change in %
Property & Casualty business			
Premiums earned	4856	**4503**	–7
Combined ratio, traditional business (in %)	86.5	**83.4**	
Life & Health business			
Premiums earned	2957	**3038**	3
Return on operating revenues (in %)	10.0	**16.4**	
Financial Services business			
Total revenues	540	**97**	–82
Operating income	173	**–113**	–165
Group			
Premiums earned	8112	**7813**	–4
Net income	1550	**1469**	–5
Earnings per share (in CHF)	4.33	**4.20**	–3
Shareholders' equity (31.12.2006/30.09.2007)	30884	**32369**	5
Return on investments (in %), annualised	5.2	**4.6**	
Return on equity (in %), annualised	21.7	**18.8**	
Number of employees[1] (31.12.2006/30.09.2007)	10891	**10770**	–1

[1] Permanent staff

Financial strength ratings

as of 31 October 2007	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	negative	stable

Share performance

Market information as of 31 October 2007	
Share price (in CHF)	108.70
Market capitalisation (in CHF millions)	38074
Number of shares entitled to dividend	350022108

Performance	2002–31 Oct. 2007 (p.a.)	Year to 31 October 2007
Swiss Re (in %)	–7.1	**4.9**
Swiss Performance Index (in %)	9.3	**6.4**
DJ Europe STOXX Insurance Index (in %)	–2.2	**–1.3**



Performance in % (indexed to 1.1.2002)
Annual performance in %
180
160
140
120
100
80
60
40
20
0
40
20
0
–20
–40
–60
2002
2003
2004
2005
2006
2007
Swiss Re
Swiss Performance Index
DJ Europe STOXX Insurance Index

Contents

Dear shareholders, ladies and gentlemen

Following a turbulent quarter in the financial markets, it gives us great pleasure to inform you that your company continues to perform strongly, both for the third quarter 2007 and the year to date. Net income in the quarter declined 5% against the third quarter of 2006, a challenging comparison given the outstanding performance in the previous year. The year-to-date comparison is very strong, with a healthy 23% increase over the same period in 2006. These earnings translate into an excellent annualised return on equity of 18.8% for the quarter and 17.2% for the first nine months. Book value per share rose to CHF 92.35, an increase of 7% over year-end 2006.

In our following remarks, we would like to summarise our key points of strength, while acknowledging the few weaknesses that were apparent in the quarter. We provide more detail on the segment results and investment returns later in this report.

Performance in our Property & Casualty business was excellent, with a remarkable combined ratio of 83.4%, one of the lowest we have ever reported. This is the result of several years of diligent and focused underwriting. There is no doubt that the quarter has benefited from both lower than expected natural catastrophe claims as well as a modest release of reserves from prior years. However, the outcome is not attributable to "good luck", but rather to the skill, commitment and entrepreneurial spirit of our Property & Casualty team.

Life & Health is on track for a successful year and has delivered a 60% increase in operating income year on year in the third quarter, as well as solid growth of 7% over the first nine months. This is in part due to the quality of the former Insurance Solutions business and the GE Life UK Admin Re® transaction. Our traditional business also performed well, with mortality for the quarter somewhat better than expected and in line for the year to date.

Client-oriented Financial Services activities developed well in the quarter, despite a seasonal slow-down in the issuance of new insurance-linked securities (ILS). Variable annuity product offerings, trade and surety credit reinsurance, and ILS transactions all delivered a positive contribution. Insurance-linked securities were one of the few bright spots in otherwise challenging financial markets. The ILS secondary market trading in the quarter demonstrated the expected absence of correlation to other asset classes.

As we have emphasised in the past, we have taken steps to ensure that your assets are well protected during difficult and turbulent periods. As a result, we did not suffer material impairments. In fact, unrealised gains showed a strong increase in the quarter from CHF 2.0 billion to CHF 4.2 billion, as the equity portfolio performed well and lower interest rates in treasury markets more than compensated the wider spreads on credit exposures. We took advantage of the latter to reinvest part of the fixed income portfolio, with nearly CHF 10 billion being placed at considerably higher yields by mid-October, while maintaining a conservative stance in relation to credit risk. This will deliver a yield improvement for the newly acquired securities in excess of 100 basis points relative to government bonds, thus embedding some sustainable improvement in the investment return for the next few years. This is work in progress that has the potential to deliver significant benefits for the future, depending on how the markets unfold. The overall asset book yield improved to 5.1% from 5.0%. We achieved an annualised return on investments of 4.6% for the quarter and a solid 5.3% year to date.

Despite this very strong performance, we would like to acknowledge a number of areas that were challenging during the quarter:

- Financial Services reported an operating loss of CHF 113 million in the quarter compared to an excellent performance last year. As a result, operating performance for the year to date is 13% lower than for the same period in 2006. All Financial Services trading activities are marked to market through the profit and loss account and thus any deterioration in its activities are reported immediately in operating performance. In substance, the trading activities complement the proprietary asset performance, and the trading loss is equivalent to a relatively small impact on the return on investments for the third quarter.

- Property & Casualty reserves were adjusted as part of our normal reserving cycle. Although the rebalancing was mostly positive overall, it was unfortunate that past asbestos and environmental business, as well as excess workers' compensation, had to be strengthened following this overall reassessment.
- Our credit risk protection on proprietary and trading assets did not compensate us fully, as the spreads on securities such as corporate bonds did not move in line with the spreads on the equivalent protection bought.

The essence of a global firm is to seize opportunities across markets and regions, in order to balance possible short-term fluctuations within our segments. In any quarter, a specific business may be a little stronger or weaker; however, our goal is to deliver less volatile, high-quality and growing earnings for the Group as a whole – obviously in the absence of extreme natural catastrophes.

During the quarter, certain management responsibilities were adjusted. Christian Mumenthaler, Swiss Re's Chief Risk Officer, is moving to the frontline of our business and takes over worldwide responsibility for Life & Health Products. We were successful in attracting new talent with Raj Singh, formerly Chief Risk Officer at Allianz, who will be joining Swiss Re as Christian's replacement. He will be a member of the Executive Board and Executive Committee. Yury Zaytsev, our Head of Global IT, has expressed his intention to retire and we have commenced a search for his successor. We will, in due course, take the appropriate opportunity to record our appreciation of Yury's contribution to the company's success.

Overall, the very strong earnings of CHF 4.0 billion for the year to date, an increase of 23% year on year, augur well for the full year. Your company is resolute in its focus on quality of underwriting and active cycle management, and is ready to both reallocate capital across business lines and return it to shareholders through a share buy-back and dividends. New Admin Re® opportunities continue to present themselves, as shown by the closing of our acquisition from Conseco of deferred annuity business in the US, which was previously announced in the spring, as well as the more recently announced potential transaction to acquire certain Resolution closed life books from Standard Life, subject to the completion of its anticipated transaction with Resolution.

Early indications for the 2008 renewals in Property & Casualty are showing good opportunities to deploy underwriting capacity at satisfactory returns, although this is tempered by noticeable market softening in some casualty lines, particularly in the US. As we have already demonstrated this year, we will not hesitate to withdraw capacity where we cannot generate the necessary returns. To underline this, Swiss Re reduced its US casualty activities by about 20% in 2007, mostly during the July renewals. Despite this, we continue to have strong confidence in our ability to redeploy capital to maximise returns and to generate earnings growth. This year again demonstrated the value of our Admin Re® franchise, while our investments in new product lines, such as variable annuity and longevity, have delivered early successes and continue to offer great potential.

Zurich, 6 November 2007

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Key events

7 August
Second quarter 2007 results
Swiss Re's net income increased 45% to CHF 1.2 billion in the second quarter of 2007. Annualised return on equity rose to 15.9%. Earnings per share grew 38% to CHF 3.50.

6 September
Swiss Re provides innovative drought cover
Swiss Re, the Earth Institute at Columbia University and the Millennium Promise Alliance have pioneered weather derivative contracts protecting several villages in Kenya, Mali and Ethiopia against severe drought. The contracts protect smallholder farmers against drought-related livelihood shocks such as food shortages and famines.

27 September
Financial protection programme for weather risks in emerging countries
Swiss Re launched its Climate Adaptation Development Programme (CADP) at the Clinton Global Initiative 2007 meeting. The programme is designed to develop a financial risk transfer market for the effects of adverse weather in emerging countries. In a first phase, it will aim at providing financial protection against drought conditions for up to 400000 people in Africa.

28 September
Admin Re® transaction with Conseco Insurance Group
Swiss Re Life & Health America received regulatory approval to acquire a block of US deferred annuity contracts from Conseco Insurance Group. Under the Admin Re® deal, Conseco will transfer total assets of around USD 3 billion to Swiss Re in return for a ceding commission.

26 October
Agreement to acquire Resolution closed life books from Standard Life
Swiss Re signed an offer to acquire certain Resolution closed life books for a fixed price of GBP 2.35 billion, conditional on the completion of Standard Life's offer to acquire Resolution. If completed, the transaction will add 4.5 million life policies and assets worth GBP 31 billion to Swiss Re's global Admin Re® business.

Strong operating performance generated net income of CHF 1.5 billion for the third quarter of 2007 with earnings per share of CHF 4.20.

Group results

Swiss Re reported net income of CHF 1.5 billion in the third quarter of 2007, representing a 5% decrease compared to the third quarter of 2006. Earnings per share were 3% lower at CHF 4.20. For the first nine months of 2007, net income was CHF 4.0 billion, an increase of 23% over 2006.

Premiums earned declined marginally by 4% to CHF 7.8 billion, with Insurance Solutions included in the third quarter of both 2007 and 2006.

Net investment income was CHF 2.2 billion, a 24% increase over the prior year period. This rise was mainly due to the overall portfolio growth as a result of new Admin Re® business, as well as a higher average running yield on the Group's fixed income portfolio.

Net realised investment losses were CHF 1.3 billion. This represents a decrease of CHF 1.7 billion compared to the third quarter of 2006, mainly as a result of realised and unrealised losses credited to policyholders. Excluding these, net realised gains decreased by CHF 0.4 billion in the third quarter of 2007 compared to the same period last year.

Trading and other revenues decreased by CHF 577 million to CHF −191 million, as a result of the challenging market conditions and the resulting mark-to-market effects.

Claims and claim adjustment expenses were 15% lower at CHF 2.6 billion. The decrease is a combination of strict underwriting and favourable claims experience.

Natural catastrophe claims were low in the third quarter of 2007, benefiting from a benign hurricane season similar to the third quarter of 2006. Prior year claims development was modestly positive.

Life and health benefits decreased 5% to CHF 2.4 billion, benefiting from positive claims experience compared to the same period last year.

Interest credited to policyholders was CHF −0.5 billion compared to CHF 0.6 billion in the prior year period, reflecting the investment performance on the underlying assets.

Acquisition costs remained stable at CHF 1.6 billion. The acquisition cost ratio was 21.0% in the third quarter of 2007, compared to 19.9% in the same period of the previous year.

Other expenses were CHF 0.9 billion in the third quarter of 2007, a decrease of 2% against the third quarter of 2006, partly related to the lower variable compensation accruals in the third quarter of 2007.

Interest expenses were CHF 156 million, an increase of 3% over the prior year period.

For the third quarter, the Group incurred a low effective tax rate of 11%, resulting in a total tax charge of CHF 181 million. Swiss Re's effective tax rate for the first nine months of 2007 was 19% compared to 23% for the first six months of the year. This decrease was primarily due to a reduction in the legislated tax rates in both Germany and the UK.

Shareholders' equity grew by 5% to CHF 32.4 billion compared to the end of 2006. The increase reflects strong earnings in the first nine months of 2007, partly offset by the Group's continuing share buy-back programme, dividends paid in the second quarter of 2007 as well as the weakening of the US dollar against the Swiss franc. Book value per share was CHF 92.35, compared to CHF 86.35 on 30 June 2007

Consolidated income statement

CHF millions, for the three months ended 30 September	2006	2007	Change in %
Revenues			
Premiums earned	8112	**7813**	−4
Fee income	236	**225**	−5
Net investment income	1805	**2237**	24
Net realised investment gains/losses	359	**−1297**	> −250
Trading and other revenues	386	**−191**	−149
Total revenues	10898	**8787**	−19
Expenses			
Claims and claim adjustment expenses;			
life and health benefits	−5603	**−5000**	−11
Interest credited to policyholders	−595	**513**	186
Acquisition costs	−1614	**−1642**	2
Other expenses	−868	**−852**	−2
Interest expenses	−152	**−156**	3
Total expenses	−8832	**−7137**	−19
Income before income tax expense	2066	**1650**	−20
Income tax expense	−516	**−181**	−65
Net income	1550	**1469**	−5
Shareholders' equity (31.12.06/30.09.07)	30884	**32369**	5

and CHF 86.21 on 31 December 2006. The increase compared to the previous quarter was due to strong earnings in the third quarter, conversion of the mandatory convertible bond issued in 2004 into shareholders' equity and the positive mark to market movement on the fixed income portfolio that reversed the unrealised losses reported in the second quarter of 2007.

For the third quarter, annualised return on equity was 18.8%, compared to 21.7% for the prior year period. Annualised return on equity increased to 17.2% for the first nine months of 2007 compared to 15.8% for the first nine months of 2006, reflecting strong earnings in the current year.

Income reconciliation

CHF millions, for the three months ended 30 September	2006	2007	Change in %
Operating income			
Property & Casualty business	1 375	**1 537**	12
Life & Health business	438	**701**	60
Financial Services business	173	**−113**	−165
Total operating income	1 986	**2 125**	7
Corporate Centre expenses	−27	**−118**	> −250
Items excluded from the segments:			
Net investment income	14	**21**	50
Net realised gains/losses	127	**−24**	−119
Foreign exchange gains/losses	5	**−120**	> −250
Financing costs	−152	**−156**	3
Other income/expenses	113	**−78**	−169
Income before income tax	2 066	**1 650**	−20

Income reconciliation

The table in the upper right reconciles the income from the business segments and the operations of the Corporate Centre with the Group consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each segment's performance.

Property & Casualty business

Property & Casualty operating income increased 12% to CHF 1.5 billion in the third quarter of 2007, compared to CHF 1.4 billion in the same period of the previous year. The third quarter result reflects a combination of strict underwriting, a modest release of prior year reserves as well as a low level of natural catastrophe claims, similar to the third quarter of 2006. The net investment result increased 19%, despite the fact that it did not benefit from significant capital gains in the quarter.

Premiums earned for traditional business decreased 9% to CHF 4.4 billion in the third quarter of 2007, due to selective underwriting and higher retentions by clients. Non-traditional premiums were CHF 0.1 billion.

Strong underwriting performance and a low level of natural catastrophes led to a combined ratio of 83.4% including unwind of discount, compared to 86.5% in the third quarter of 2006. This continued strong performance was driven by a combined ratio of 47.3% for the property line of business, compared to 67.2% in the third quarter of 2006. The liability business was impacted by prior year adverse development, primarily an increase in reserves for asbestos and environmental claims, which increased the combined ratio to 137.1% from 101.6% in the same period of 2006.

Life & Health business

Operating income increased 60% to CHF 701 million in the third quarter of 2007, compared to CHF 438 million in the prior year period. The return on operating revenues was 16.4%, compared to 10.0% in the same quarter of 2006, reflecting excellent results in all lines of business. The traditional business continued to benefit from very positive claims experience across both life and health lines of business in the third quarter with lower than expected mortality in the life segment. Morbidity levels in the disability business were also better than expected, with improving termination rates. Admin Re® performed strongly, especially the GE Life UK business acquired in 2006.

Life & Health premiums and fee income increased 2% to CHF 3.3 billion, compared to the third quarter of 2006, reflecting the acquired GE Life UK business and new business in the traditional life segment.

Financial Services business

Operating income decreased to CHF −113 million, compared to CHF 173 million in the third quarter of 2006. This was mainly due to the turbulence in the financial markets. Despite this, client-driven opportunities continued to expand, supported by ongoing development of our variable annuity and insurance-linked products. Revenues for the quarter declined 82%, mainly due to lower trading revenues.

Continued positive claims experience and strong underwriting led to an improved traditional combined ratio of 68.5%, compared to 82.7% in the prior year period. The combined ratio for the first nine months of the year was 79.3% compared to 86.1% for the same period last year.

Investments

The following comments on the investment performance and the investment portfolio exclude assets held for linked liabilities.

For the third quarter of 2007, the annualised return on investments was 4.6%. Swiss Re delivered an annualised return on investments for the first nine months of 5.3%, compared to 5.1% for the same period of 2006.

The investment portfolio decreased to CHF 169.1 billion at the end of September, from CHF 171.7 billion at the end of June, primarily due to currency movements in the quarter. On 30 September 2007, Swiss Re's overall gross asset allocation was 81% in fixed income, 8% in equity securities, 2% in real estate, 6% in cash and cash equivalents, and 3% in other assets, essentially unchanged compared to 31 December 2006.

The investment result was CHF 1.7 billion for the third quarter of 2007, compared to CHF 1.8 billion for the prior year period. Net unrealised gains were CHF 4.2 billion on 30 September 2007, compared to CHF 2.0 billion on 30 June, mainly as a result of changes in interest rates.

Fixed income
Widening credit spreads in the third quarter allowed Swiss Re to improve the portfolio average running yield to 5.1% from 5.0% in the second quarter of 2007.

Net realised losses amounted to CHF 88 million in the third quarter of 2007, as Swiss Re adjusted the portfolio.

Equities
Net realised losses were CHF 7 million, compared to a result of CHF 0 in the third quarter of 2006, as gains were more than offset by mark-to-market losses on the participating business portfolios, classified as trading. The value of unrealised gains increased to CHF 2.2 billion at the end of September 2007 from CHF 2.0 billion at the end of June 2007.

Other asset classes
The increase in net investment income compared to the third quarter of 2006 reflects higher income from cash and cash equivalents and securities lending. Other asset classes include costs (net realised losses) of CHF 40 million in the third quarter of 2007 for derivatives used to hedge financial market and insurance risk exposure.

Investment results

CHF millions, for the three months ended 30 September	2006	2007	Change in %
Net investment income	1805	**2237**	24
Fixed income	1568	**1778**	13
Equities	41	**63**	54
Other asset classes	263	**451**	71
Investment expenses	–89	**–160**	80
Interest paid on cedent deposits	–158	**–105**	–34
Assets held for linked liabilities	180	**210**	17
Net realised investment gains	359	**–1297**	> –250
Fixed income	128	**–88**	–169
Equities	0	**–7**	> –250
Other asset classes	–246	**–148**	–40
Assets held for linked liabilities	211	**–933**	> –250
Currency exchange remeasurement and designated trading portfolios[1]	266	**–121**	–145
Total	2164	**940**	–57
Total excluding assets held for linked liabilities	1773	**1663**	–6
Return on investments (in %), annualised[2]	5.2	**4.6**	

[1] Designated trading portfolios are foreign currency denominated trading fixed income securities, which back certain foreign currency denominated liabilities.
[2] At average currency exchange rates; excluding result from assets held for linked liabilities

Risk
Swiss Re's credit exposure, as measured by stress loss to widening credit spreads – based on the largest spread increases during any six-month period between 1998 and 2002 – rose, on a gross basis, to CHF 2.3 billion, from an average of CHF 2.0 billion in the second quarter of 2007. To manage this exposure, Swiss Re put credit default swaps in place, which had the effect of reducing stress loss, on a net basis, to an average of CHF 1.8 billion in the third quarter of 2007, compared to CHF 1.7 billion in the second quarter.

In view of the recent market developments, Swiss Re is reviewing the composition of its credit hedges.

Swiss Re protects its equity portfolio by actively using equity derivative instruments. The effect of the equity hedges was to reduce stress test exposure – based on a 30% fall in equity markets with a simultaneous increase in volatility – from a gross average impact of CHF 2.8 billion in the second quarter of 2007 to a net average impact of CHF 1.9 billion in the third quarter of 2007.

Outlook

The most recent renewals continue to offer attractive returns, supported mainly by property business. Looking forward, Swiss Re is well prepared for the expected market softening, thanks to strict focus on quality of underwriting. In this context, the Group is planning for, and expects, lower premium volumes. The continued increase in client retentions, as well as Swiss Re's selective approach to underwriting, are expected to lead to a reduction in Property & Casualty premium volume.

Within Life & Health, the Group continues to grow its traditional business and focus on new business lines, such as variable annuity and longevity. Admin Re® will provide further opportunities to invest capital at attractive rates, complementing Swiss Re's policy of active cycle management, and allowing the Group to grow earnings, despite the expected softening of the property and casualty market.

Assuming a normal level of natural catastrophes in the fourth quarter, the outlook for the rest of the year remains strong.

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Income statement (unaudited)

CHF millions	Three months ended 30 September 2006	**2007**	Nine months ended 30 September 2006	**2007**
Revenues				
Premiums earned	8 112	**7 813**	21 492	**23 859**
Fee income	236	**225**	703	**716**
Net investment income	1 805	**2 237**	5 064	**6 821**
Net realised investment gains/losses	359	**–1 297**	1 077	**691**
Trading and other revenues	386	**–191**	671	**488**
Total revenues	10 898	**8 787**	29 007	**32 575**
Expenses				
Claims and claim adjustment expenses	–3 071	**–2 606**	–8 467	**–9 154**
Life and health benefits	–2 532	**–2 394**	–6 857	**–8 307**
Interest credited to policyholders	–595	**513**	–1 940	**–1 878**
Acquisition costs	–1 614	**–1 642**	–4 570	**–4 756**
Other expenses	–868	**–852**	–2 533	**–3 043**
Interest expenses	–152	**–156**	–382	**–514**
Total expenses	–8 832	**–7 137**	–24 749	**–27 652**
Income before income tax expense	2 066	**1 650**	4 258	**4 923**
Income tax expense	–516	**–181**	–1 020	**–931**
Net income	1 550	**1 469**	3 238	**3 992**
Earnings per share in CHF				
Basic	4.33	**4.20**	9.77	**11.47**
Diluted	3.99	**3.94**	9.08	**10.64**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	31.12.2006	30.09.2007
Investments		
Fixed income securities:		
Available-for-sale, at fair value (including 18 744 in 2006 and 13 510 in 2007 subject to securities lending and repurchase agreements) (amortised cost: 2006: 92 151; 2007: 98 905)	93 127	**99 510**
Trading (including 2 234 in 2006 and 991 in 2007 subject to securities lending and repurchase agreements)	22 622	**23 644**
Equity securities:		
Available-for-sale, at fair value (including 923 in 2006 and 1 484 in 2007 subject to securities lending and repurchase agreements) (amortised cost: 2006: 8 839; 2007: 8 858)	10 845	**11 036**
Trading	20 828	**21 228**
Policy loans, mortgages and other loans	7 058	**7 130**
Investment real estate	4 227	**3 690**
Short-term investments, at amortised cost, which approximates fair value	9 464	**9 242**
Other invested assets	4 336	**5 461**
Total investments	172 507	**180 941**
Cash and cash equivalents	13 606	**11 653**
Accrued investment income	1 782	**2 091**
Premiums and other receivables	14 726	**15 956**
Reinsurance recoverables on unpaid claims and policy benefits	18 699	**15 120**
Funds held by ceding companies	14 211	**17 802**
Deferred acquisition costs	5 270	**5 669**
Acquired present value of future profits	7 550	**7 175**
Goodwill	4 838	**4 995**
Income taxes recoverable	714	**582**
Financial services assets:		
Fixed income securities, trading (including 8 746 in 2006 and 11 461 in 2007 subject to securities lending and repurchase agreements)	23 714	**32 255**
Other financial services assets	8 638	**15 637**
Other assets	5 045	**5 310**
Total assets	291 300	**315 186**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	31.12.2006	30.09.2007
Liabilities		
Unpaid claims and claim adjustment expenses	95011	**90661**
Liabilities for life and health policy benefits	44899	**52235**
Policyholder account balances	42834	**45011**
Unearned premiums	8025	**9310**
Funds held under reinsurance treaties	10531	**8661**
Reinsurance balances payable	6832	**7337**
Income taxes payable	866	**857**
Deferred and other non-current taxes	2685	**2766**
Financial services liabilities:		
Financial services liabilities: Short-term debt	7201	**9787**
Financial services liabilities: Long-term debt	6765	**12781**
Other financial services liabilities	18407	**25325**
Short-term debt	1917	**1194**
Accrued expenses and other liabilities	6470	**8041**
Long-term debt	7973	**8851**
Total liabilities	260416	**282817**
Shareholders' equity		
Common stock, CHF 0.10 par value;		
2006: 374440378; 2007: 370355542 shares authorised and issued	37	**37**
Additional paid-in capital	11136	**11134**
Treasury shares	–272	**–1100**
Accumulated other comprehensive income:		
Net unrealised investment gains/losses, net of deferred tax	2230	**2485**
Foreign currency translation	–205	**–1230**
Accumulated adjustment for pension and post-retirement benefits	–724	**–499**
Total accumulated other comprehensive income	1301	**756**
Retained earnings	18682	**21542**
Total shareholders' equity	30884	**32369**
Total liabilities and shareholders' equity	291300	**315186**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)

For the twelve months of 2006 ended 31 December and the nine months of 2007 ended 30 September

CHF millions	2006	2007
Common shares		
Balance as of 1 January	32	**37**
Issue of common shares	5	
Balance as of period end	37	**37**
Additional paid-in capital		
Balance as of 1 January	6852	**11136**
Issue of common shares	4234	**34**
Share based compensation	57	**–21**
Realised losses on treasury shares	–7	**–15**
Balance as of period end	11136	**11134**
Treasury shares		
Balance as of 1 January	–209	**–272**
Purchase of treasury shares	–284	**–2105**
Sale of treasury shares	221	**1277**
Balance as of period end	–272	**–1100**
Net unrealised gains/losses, net of tax		
Balance as of 1 January	1908	**2230**
Change during the period	322	**255**
Balance as of period end	2230	**2485**
Foreign currency translation		
Balance as of 1 January	971	**–205**
Change during the period	–1176	**–1025**
Balance as of period end	–205	**–1230**
Adjustment for pension and post-retirement benefits		
Balance as of 1 January	–59	**–724**
Change during the period	–665	**225**
Balance as of period end	–724	**–499**
Retained earnings		
Balance as of 1 January	14898	**18682**
Net income	4560	**3992**
Dividends on common stock	–776	**–1162**
Cumulative effect of adoption of FIN 48		**30**
Balance as of period end	18682	**21542**
Total shareholders' equity	30884	**32369**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income (unaudited)

CHF millions	Three months ended 30 September 2006	2007	Nine months ended 30 September 2006	2007
Net income	1 550	**1 469**	3 238	**3 992**
Other comprehensive income, net of tax:				
Change in unrealised gains/losses	1 696	**1 610**	116	**255**
Change in foreign currency translation	825	**−1 280**	−595	**−1 025**
Change in adjustment for pension and other post-retirement benefits		**88**		**225**
Comprehensive income	4 071	**1 887**	2 759	**3 447**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the nine months ended 30 September

CHF millions	2006	2007
Cash flows from operating activities		
Net income	3238	**3992**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	344	**514**
Net realised gains	−1077	**−691**
Change in:		
Technical provisions, net	239	**−3525**
Funds held by ceding companies and other reinsurance balances	39	**−550**
Other assets and liabilities, net	228	**192**
Income taxes payable/recoverable	472	**390**
Income from equity-accounted investments, net of dividends received	−197	**−267**
Trading positions, net	−1010	**−1151**
Change in financial services assets and liabilities:		
Financial services assets	−9288	**−11580**
Financial services liabilities – Short-term debt	−1132	**2695**
Financial services liabilities – Long-term debt	1043	**2627**
Financial services liabilities – Other	9556	**6166**
Net cash provided/used by operating activities	2455	**−1188**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	37821	**40310**
Purchases	−27704	**−41238**
Net purchases/sales/maturities of short-term investments	−1173	**361**
Equity securities:		
Sales	4672	**5411**
Purchases	−6141	**−4676**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	−3356	**1274**
Net purchases/sales/maturities of other investments	−773	**−10**
Net cash provided/used by investing activities	3346	**1432**
Cash flows from financing activities		
Issuance of long-term debt	3072	**1946**
Issuance/repayment of short-term debt	−262	**−1020**
Equity issued	1321	**34**
Purchases/sales of treasury shares	−40	**−1868**
Dividends paid to shareholders	−776	**−1162**
Net cash provided/used by financing activities	3315	**−2070**
Total net cash provided/used	9116	**−1826**
Reclassification to financial services assets	−2451	
Effect of foreign currency translation	−157	**−127**
Change in cash and cash equivalents	6508	**−1953**
Cash and cash equivalents as of 1 January	8368	**13606**
Cash and cash equivalents as of 30 September	14876	**11653**

Interest paid during 2007 was CHF 1 268 million.

The Group settled a mandatory convertible bond totalling CHF 1 024 million with equity, reducing treasury shares by the same amount.

The Group has reclassified CHF 2 451 million from cash to Financial services assets related to the assumption of the debt of Insurance Solutions in 2006.

The accompanying notes are an integral part of the Group financial statements.

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide through a network of offices in over 25 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. All significant inter-company transactions and balances have been eliminated on consolidation.

These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2006.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Recent accounting guidance

On 6 June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the initial application of the provisions of FIN 48 from 1 January 2007, the Group recognised a decrease of CHF 30 million in reserves for uncertain tax positions. The decrease was reported as an adjustment to the opening balance of retained earnings.

On 19 September 2005, the AICPA released SOP 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). The adoption of SOP 05-1 from 1 January 2007 did not have a material impact on the Group's financial statements.

2. Shareholders' equity

Earnings per share

CHF millions (except share data)	Three months ended 30 September 2006	2007	Nine months ended 30 September 2006	2007
Basic earnings per share				
Net income available to common shares	1550	**1469**	3238	**3992**
Weighted average common shares outstanding	357984246	**349383294**	331279010	**348018703**
Net income per share in CHF	4.33	**4.20**	9.77	**11.47**
Effect of dilutive securities				
Change in income available to common shares due to convertible bonds	40	**32**	100	**113**
Change in average number of shares due to convertible bonds and employee options	40412975	**31339694**	36173409	**37811666**
Diluted earnings per share				
Net income assuming debt conversion and exercise of options	1590	**1501**	3338	**4105**
Weighted average common shares outstanding	398397221	**380722988**	367452419	**385830369**
Net income per share in CHF	3.99	**3.94**	9.08	**10.64**

3. Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure. The business segments in place are Property & Casualty, Life & Health and Financial Services. The other section includes items which are not allocated to operating segments. The main items are foreign exchange remeasurement, the mark to market of trading portfolios designated to match foreign currency reinsurance net liabilities, financing costs for financial debt and corporate centre expenses.

Net investment income and realised investment gains are allocated to the business segments based on the net investment income and realised investment gains of the legal entities that are operated by these business segments. Where one entity is utilised by two or more business segments, the net investment income and realised investment gains are allocated to these business segments using technical reserves and other information as a key for the allocation. The Financial Services business segment provides investment management services to the other business segments, and includes the fees charged in net investment income. These fees are based on service contracts.

Financial Services provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business segments. The Financial Services business segment includes the fees charged in net investment income. The business segments provide origination services for certain transactions underwritten and accounted for within another business segment. The commissions are included in acquisition costs.

Business segment results

For the three months ended 30 September

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	4856	2957	299		8112
Fee income		236			236
Net investment income	767	996	28	14	1805
Net realised investment gains/losses	–17	259	–15	132	359
Trading and other revenues	19		228	139	386
Total revenues	5625	4448	540	285	10898
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2956	–2532	–115		–5603
Interest credited to policyholders		–595			–595
Acquisition costs	–900	–616	–98		–1614
Other expenses	–394	–267	–154	–53	–868
Interest expenses				–152	–152
Total expenses	–4250	–4010	–367	–205	–8832
Operating income/loss	1375	438	173	80	2066

2007 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	4503	3038	272		7813
Fee income		225			225
Net investment income	965	1222	29	21	2237
Net realised investment gains/losses	–76	–1051	–26	–144	–1297
Trading and other revenues	20		–178	-33	–191
Total revenues	**5412**	**3434**	**97**	**–156**	**8787**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–2529	–2394	–77		–5000
Interest credited to policyholders		513			513
Acquisition costs	–951	–606	–85		–1642
Other expenses	–395	–246	–48	–163	–852
Interest expenses				–156	–156
Total expenses	**–3875**	**–2733**	**–210**	**–319**	**–7137**
Operating income/loss	**1537**	**701**	**–113**	**–475**	**1650**

For the nine months ended 30 September

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	12706	7950	836		21492
Fee income		703			703
Net investment income	1943	2964	99	58	5064
Net realised investment gains/losses	497	873	16	–309	1077
Trading and other revenues	48		536	87	671
Total revenues	15194	12490	1487	–164	29007
Expenses					
Claims and claim adjustment expenses; life and health benefits	–8119	–6857	–348		–15324
Interest credited to policyholders		–1940			–1940
Acquisition costs	–2582	–1705	–283		–4570
Other expenses	–931	–712	–494	–396	–2533
Interest expenses				–382	–382
Total expenses	–11632	–11214	–1125	–778	–24749
Operating income/loss	3562	1276	362	–942	4258

2007 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	13691	9331	837		23859
Fee income		716			716
Net investment income	2966	3689	100	66	6821
Net realised investment gains/losses	377	515	8	–209	691
Trading and other revenues	74		537	–123	488
Total revenues	**17108**	**14251**	**1482**	**–266**	**32575**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–8868	–8307	–286		–17461
Interest credited to policyholders		–1878			–1878
Acquisition costs	–2636	–1842	–278		–4756
Other expenses	–1144	–856	–603	–440	–3043
Interest expenses				–514	–514
Total expenses	**–12648**	**–12883**	**–1167**	**–954**	**–27652**
Operating income/loss	**4460**	**1368**	**315**	**–1220**	**4923**

4. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

Effective from 1 January 2007, Swiss Re has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan will continue to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the nine months ended 30 September 2006 and 2007, respectively, were as follows:

CHF millions, for the nine months ended 30 September	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
	2006	**2007**	2006	**2007**	2006	**2007**
Service cost (net of participant contributions)	87	**69**	46	**53**	28	**21**
Interest cost	62	**66**	68	**91**	17	**15**
Expected return on assets	–95	**–106**	–56	**–76**		
Amortisation of:						
Net gain/loss	28	**13**	18	**23**	2	**–5**
Prior service cost	2	**5**	1	**1**	–6	**–6**
Effect of settlement, curtailment and termination	3	**10**				
Net periodic benefit cost	87	**57**	77	**92**	41	**25**

Employers contributions for 2007

As of 30 September 2007, the Group contributed CHF 397 million to its defined benefit plans and CHF 10 million to other post-retirement plans, compared to CHF 175 million and CHF 10 million in 2006, respectively.

The expected 2007 contributions to the defined benefit plans, revised as of 30 September 2007 for latest information, amount to CHF 436 million (31 December 2006: CHF 211 million). The expected contributions to the other post-retirement plans, revised as of 30 September 2007 for latest information, amount to CHF 13 million (31 December 2006: CHF 13 million).

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
11 December 2007
Investors' Day

29 February 2008
2007 annual results

18 April 2008
144th Annual General Meeting

6 May 2008
First quarter results

5 August 2008
Second quarter results

4 November 2008
Third quarter results

Contact addresses
Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations / Media
Simone Lauper
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Third Quarter 2007 Report

This report is printed on paper made from elementary chlorine-free (ECF) pulp. Approximately 40 percent of the wood used comes from forests certified by the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).

Original version in English

The Third Quarter 2007 Report is also available in German and French.

The web version of the Third Quarter 2007 Report is available at:
www.swissre.com/investorrelations

Order no: 1504020_07_en

CCHCC, 11/07, 1 500 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

END